                  November 28, 2007
BY EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Mumford
Russell Mancuso, Branch Chief
Kevin Kuhar
Angela Crane

Re:	MAKO Surgical Corp.
Registration Statement on Form S-1
Filed September 19, 2007
File No. 333-146162
Ladies and Gentlemen:
     On behalf of MAKO Surgical Corp. (“Company”), this letter is in response to the Staff’s telephonic inquiry on November 27, 2007 as to why the Company assigned no value to the limited license Z-KAT, Inc. granted MAKO (the “Z-KAT License”) under the December 2004 Contribution Agreement with Z-KAT (the “Contribution Agreement”), the Company advises the Staff of the following:
     As of the date of the Contribution Agreement, Z-KAT had never commercialized any computer assisted surgery (“CAS”) intellectual property in combination with robotics intellectual property, and MAKO anticipated that significant resources would be required in an attempt to commercialize CAS applications with robotics and that the results of such future development were uncertain. The uncertainty was due to many factors including the requirement of additional technology developmental efforts, the lack of technological feasibility at the time of the Contribution Agreement, the requirement that the Company obtain significant additional capital to fund operations and technology development, and the challenges of obtaining the required product clearances from the FDA. Due to this significant uncertainty as to whether MAKO would achieve commercialization of CAS applications with robotics, the Company assigned no value to the Z-KAT License. Moreover, even if a portion of the CAS intellectual property that was capitalized by Z-KAT could have been attributed to MAKO through the Z-KAT License at the time of the Contribution Agreement, the annual amortization of such intellectual property rights, estimated by the Company to be approximately $10,000, would not have been regarded as material.

Background
     Under the Contribution Agreement, MAKO was granted a limited license to Z-KAT’s computer assisted surgery intellectual property portfolio (“CAS IP”) and robotic intellectual portfolio (“Robotic IP”) for use only in the field of orthopedics and only in combination with a robotic device. Z-KAT retained all ownership of the CAS IP and Robotic IP, continued to utilize the CAS IP related to its retained CAS business, continued to deduct the related amortization for income tax purposes and continued to seek licensing opportunities for the CAS IP in fields outside of orthopedics.
     Z-KAT’s Robotic IP was not capitalized on Z-KAT’s books as the licensed robotic intellectual property did not include upfront license fees (which would have been capitalized and amortized over the life of the license), but instead included ongoing royalty payments over the term of the license (which are expensed in the year incurred). As such, Z-KAT had not capitalized any Robotic IP and its capitalized intangible assets related purely to CAS IP. Z-KAT’s CAS IP included acquired CAS intellectual property rights that were capitalized on Z-KAT’s books. Prior to the Z-KAT License, such CAS IP was licensed to a strategic partner to use Z-KAT’s CAS IP in the field of orthopedics, but specifically excluded its robotic intellectual property. Therefore, the Z-KAT License granted to MAKO pursuant to the Contribution Agreement was limited by the prior license granted by Z-KAT to the strategic partner. The Z-KAT License is further limited to the use of the CAS IP only in combination with Robotic IP (i.e., MAKO cannot use CAS IP on a standalone basis) and only in the field of orthopedics.
Lack of Certainty in Commericalization
     On the date of the Contribution Agreement, commercialization of CAS applications with robotics had not occurred and it was anticipated that significant resources would be required in order to commercialize CAS applications with robotics. While other assets received under the Contribution Agreement were recorded at historical carrying values, because of uncertainty regarding the Company’s development, financing, operations and regulatory requirements, the Company assigned no value to the Z-KAT License. Ultimately, it did take the Company approximately two years and over $8 million of research and development efforts to achieve commercialization.
Lack of Materiality as to Value
     Although the Company believes it was appropriate to assign no value to the Z-KAT License, had such a value been allocated from Z-KAT’s historical carrying value, the Company does not believe it would be significant given the very specific limited rights licensed to MAKO.
     The historical carrying value of Z-KAT’s capitalized CAS IP was approximately $3.4 million on the date of the Contribution Agreement and had a weighted average remaining contractual life of approximately 10 years. Z-KAT’s CAS IP could be used in all medical fields; however, MAKO’s limited license was only in the field of orthopedics and only in combination with robotics, as the Contribution Agreement was limited by the prior license granted by Z-KAT to its strategic partner.

     According to a report published by the Millennium Research Group, the field of orthopedics represented approximately 6.1% of the market for computer assisted surgery as of the approximate date of the Contribution Agreement. Based on this estimate, an allocated value of approximately $207,000 ($3,400,000 * 6.1%) could be ascribed to Z-KAT’s CAS IP pertaining to the field of orthopedics. Further, an assumption allocating the value of Z-KAT’s intellectual property assets in field of orthopedics of approximately $207,000, 50% to the license acquired by the strategic partner and 50% to MAKO, is reasonable. Such an assumption would yield a potential amount of approximately $104,000 to be capitalized and amortized over the CAS IP’s remaining life of approximately 10 years, resulting in potential annual amortization of approximately $10,000. While the Company does not believe it appropriate to capitalize such an amount as discussed above, it is also not material to the Company’s financial statements in any event based on this analysis. Accordingly, also in response to the Staff’s inquiry, MAKO did not deem it necessary to consult with a third party valuation firm.
* * * *
     If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (954) 927-2044.

Sincerely,
/s/ Fritz L. LaPorte

Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer

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